Exhibit 99.4

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(thousands of Canadian dollars)	Notes	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents		$8,766	$18,906
Accounts receivable and other		218,477	213,931
Inventories	5	108,417	75,517
Prepaid expenses and deposits		29,445	73,280
Risk management contracts	17	2,995	1,007
		368,100	382,641
Non-current assets
Long-term deposit		12,394	12,394
Risk management contracts	17	7,991	-
Investment tax credits and other		46,065	44,339
Deferred income tax asset		-	1,633
Exploration and evaluation assets	6	102,480	59,554
Property, plant and equipment	7	5,179,574	4,483,236
Goodwill		404,943	404,943
		5,753,447	5,006,099
Total assets		$6,121,547	$5,388,740

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$401,472	$360,487
Current portion of decommissioning liability	8	21,337	16,672
Risk management contracts	17	-	7,553
		422,809	384,712
Non-current liabilities
Bank loan	9	171,914	11,379
Convertible debentures		743,701	745,257
Senior notes		469,247	482,389
Decommissioning liabilities	8	694,722	646,347
Post-employment benefit obligations		20,032	20,365
Deferred credits		406	293
Deferred income tax liability		76,343	81,143
		2,176,365	1,987,173
Total liabilities		$2,599,174	$2,371,885

Shareholder’s equity
Shareholder’s capital	10	3,860,786	3,355,350
Deficit		(265,903)	(284,338)
Accumulated other comprehensive loss	16	(72,510)	(54,157)
Total equity	20	3,522,373	3,016,855
Total liabilities and shareholder's equity		$6,121,547	$5,388,740

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Three months ended		Six months ended
		June 30,		June 30,
(thousands of Canadian dollars)	Notes	2011	2010	2011	2010

Petroleum, natural gas, and refined products sales		$802,627	$1,065,765	$2,057,187	$1,677,001
Royalty expense		(56,561)	(41,200)	(92,419)	(82,956)
Revenues	12	746,066	1,024,565	1,964,768	1,594,045

Purchased products for processing and resale		441,037	732,643	1,302,829	1,064,039
Operating		128,174	124,450	265,708	232,788
Transportation and marketing		12,365	4,432	17,062	7,590
General and administrative		15,258	12,167	29,221	25,025
Depletion, depreciation and amortization		150,210	137,985	290,954	274,764
Exploration and evaluation	6	4,243	2,502	10,454	2,528
Gain on disposition of property, plant and equipment		(440)	(756)	(680)	(1,019)
Finance costs	13	26,884	24,023	54,401	49,013
Risk management contracts (gains) losses	17	170	(3,400)	(5,293)	(2,496)
Foreign currency (gains) losses	14	(1,464)	2,191	(11,272)	8,519
Income (loss) before income tax		(30,371)	(11,672)	11,384	(66,706)

Income tax expense (reduction)		(10,842)	11,124	(7,051)	(23,958)

Net income (loss)		(19,529)	(22,796)	18,435	(42,748)

Other comprehensive income
Gains on derivatives designated as cash flow hedges, net of tax	16,17	50,994	-	10,588	-
Gains (loss) on foreign currency translation		(5,019)	46,546	(28,941)	19,856
Comprehensive income (loss)		$26,446	$23,750	$82	$(22,892)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

				Accumulated
				Other
		Shareholder’s		Comprehensive
(thousands of Canadian dollars)	Notes	Capital	Deficit	Income (Loss)	Total Equity
Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash	10	505,436	-	-	505,436
Gains on derivatives designated as cash flow hedges, net of tax	17	-	-	10,588	10,588
Loss on foreign currency translation		-	-	(28,941)	(28,941)
Net income		-	18,435	-	18,435
Balance at June 30, 2011		$3,860,786	$(265,903)	$(72,510)	$3,522,373

Balance at January 1, 2010	20	$2,422,688	$(203,175)	$-	$2,219,513
Issue of share capital for cash	10	465,679	-	-	465,679
Gains on foreign currency translation		-	-	19,856	19,856
Net loss	20	-	(42,748)	-	(42,748)
Balance at June 30, 2010		$2,888,367	$(245,923)	$19,856	$2,662,300

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six Months Ended June 30,
(thousands of Canadian dollars)	Notes	2011	2010
Cash provided by (used in)
Operating Activities
Net income (loss)		$18,435	$(42,748)
Items not requiring cash
Depletion, depreciation and amortization		290,954	274,764
Accretion of decommissioning liabilities	8,13	11,843	11,456
Unrealized gains on risk management contracts	17	(3,085)	(2,309)
Unrealized currency exchange (gains) losses	14	(11,107)	3,326
Non-cash interest income and other finance charges		(231)	(4,733)
Unsuccessful exploration and evaluation costs	6	10,239	2,243
Gains on disposition of property, plant and equipment		(680)	(1,019)
Deferred income tax reduction		(7,024)	(23,740)
Other non-cash items		202	121
Settlement of decommissioning liabilities	8	(6,249)	(8,017)
Change in non-cash working capital	15	(48,933)	(9,706)
		254,364	199,638

Financing Activities
Issue of common shares, net of issue costs		505,436	465,679
Bank borrowing (repayments), net		160,261	(245,717)
Redemptions of senior notes		-	(42,262)
Redemptions of convertible debentures		-	(156,363)
Change in non-cash working capital	15	-	(2,841)
		665,697	18,496

Investing Activities
Business acquisitions	4	(512,523)	-
Additions to property, plant and equipment	7	(466,200)	(162,161)
Additions to exploration and evaluation assets	6	(41,570)	(20,802)
Property acquisitions, net		(3,385)	(29,972)
Change in non-cash working capital	15	93,496	(4,761)
		(930,182)	(217,696)

Change in cash and cash equivalents		(10,121)	438

Effect of exchange rate changes on cash		(19)	4,724

Cash and cash equivalents, beginning of period		18,906	-

Cash and cash equivalents, end of period		$8,766	$5,162

Interest paid		$30,456	$28,714
Tax (received) paid, net		$(27)	$(218)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2011
(Tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada.

These consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 11, 2011.

2.	Basis of Presentation

Prior to January 1, 2011, Harvest reported its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants. Effective on January 1, 2011, the Company has commenced reporting under International Financial Reporting Standards (“IFRS”). In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard ("IAS") 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board ("IASB"). As a result, they do not include all the annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

Subject to certain transition elections disclosed in note 20, Harvest has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented as if the policies had always been in effect. Note 20 discloses the impact of the transition to IFRS on the Company's reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the six months ended June 30, 2010 reported under Canadian GAAP. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

(a)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held- for-trading financial assets and derivative financial instruments, which are measured at fair value.

(b)	Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined in note 2 to the Company’s Interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 3 to the Company’s Interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

Recent Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

Effective January 1, 2013, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Harvest is in the process of determining the potential impact on the adoption of this new standard.

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) which provides a consistent and less complex definition of fair value, establishes a single source for determining fair value and introduces consistent requirements for disclosures related to fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 13 on its Consolidated Financial Statements.

On May 12, 2011 the IASB issued three new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interest in Other Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 11 focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet. Harvest is assessing for the potential impact on the adoption of these new standards.

On June 16, 2011, the IASB issued an amendment to IAS 19, “Employee Benefits”, which changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The new standard is required to be adopted for periods beginning on or after January 1, 2013. Harvest is currently assessing the impact of the new standard.

The IASB issued an amendment to IAS 1, “Presentation of Financial Statements” on June 16, 2011, which requires separating items presented in other comprehensive income between those that are recycled to income and those that do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. Harvest is currently evaluating the impact of the new standard.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Acquisitions

a) Hunt acquisition

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $504.5 million. An additional $25 million payment to Hunt is payable in the event that Canadian natural gas prices exceed certain pre-determined levels over the next 2 years. Hunt also agreed to reimburse Harvest for costs associated with restoring production as well as the lost revenues relating to certain properties between October 1, 2010 and April 3, 2011, when production was resumed. A portion of the reimbursement may be reverted to Hunt if the future revenue earned by Harvest during the six months after April 3, 2011 exceeds the reimbursed amount. These potential adjustments to the purchase price are considered as contingent consideration and are required to be fair valued. Based on forecast gas prices and production the probability of incurring such payments is assessed as low, as such no fair value was assigned. KNOC provided $505.4 million of equity to fund the acquisition.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Consideration
Cash	$504,523
Accrued liabilities	8,000
$512,523

Fair value of assumed assets and liabilities
Evaluation and exploration assets	$23,967
Property, plant and equipment	527,086
Decommissioning liabilities	(38,030)
Other liabilities	(500)
$512,523

The fair values are provisional due to the complexity of the acquisition and the inherently uncertain nature of the oil and gas asset valuation. The final review of the fair value of the purchase price allocation will be completed within 12 months of the acquisition.

From the date of acquisition, the Hunt assets have contributed $31.0 million and $37.9 million to Harvest’s earnings before depletion and income tax for the three and six month ended June 30, 2011 respectively. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the three and six months ended June 30, 2011 would have been $19.4 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

b) Petroleum and natural gas assets

On September 30, 2010, Harvest acquired certain petroleum and natural gas assets including the remaining 40% interest in an operating partnership for total cash consideration of $145.1 million. The acquisition was accounted for as a business combination. The provisional fair values of identifiable assets and liabilities as at the date of acquisition were:

Property, plant and equipment	$167,948
Evaluation and exploration assets	587
Decommissioning liability	(18,358)
Deferred tax liabilities	(5,032)
Total cash consideration	$145,145

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The assets have contributed $6.0 million from the date of acquisition to December 31, 2010 to Harvest’s net income. If the acquisition had been completed on the first day of 2010, Harvest revenues for the year would have been $32.6 million higher and the earnings before depletion and income tax would have been $16.6 million higher.

5.	Inventories

	June 30, 2011	December 31, 2010
Petroleum products
Upstream	$2,046	$1,010
Downstream	102,035	70,586
	104,081	71,596
Parts and supplies	4,336	3,921
Total inventories	$108,417	$75,517

For the three and six months ended June 30, 2011, Harvest recognized inventory impairments, net of reversal, of $3.2 million (2010 – $2.2 million and $3.3 million respectively) in its Downstream operations.

6.	Exploration and Evaluation Assets (E&E)

As at January 1, 2010	$36,034
Additions	46,996
Acquisition	-
Dispositions	(970)
Unsuccessful exploration and evaluation costs	(2,858)
Transfer to property, plant and equipment	(19,648)
As at December 31, 2010	59,554
Additions	41,570
Acquisitions	23,967
Unsuccessful exploration and evaluation costs	(10,239)
Transfer to property, plant and equipment	(12,372)
As at June 30, 2011	$102,480

The Company determined certain E&E costs to be unsuccessful and not recoverable. Accordingly, for the three and six months ended June 30, 2011, $4.1 million (2010 – $2.2 million) and $10.2 million (2010 – $2.2 million) of E&E assets were impaired and recognized as E&E expense respectively.

For the three and six months ended June 30, 2011, $0.1 million (2010 – $0.3 million) and $0.2 million (2010 – $0.3 million) of pre-licensing costs were charged directly to E&E expense respectively.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (PP&E)

	Upstream	Downstream	Total
Cost
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619
Additions	356,851	71,297	428,148
Acquisitions	574,941	-	574,941
Change in decommissioning liabilities	71,838	2,407	74,245
Transfers from E&E	19,648	-	19,648
Disposals	-	(49)	(49)
Investment tax credits	-	(42,475)	(42,475)
Exchange adjustment	-	(63,037)	(63,037)
As at December 31, 2010	3,964,155	1,081,885	5,046,040
Additions	321,982	144,620	466,602
Disposals	-	(18,031)	(18,031)
Acquisitions	530,748	-	530,748
Change in decommissioning liabilities	9,353	63	9,416
Transfers from E&E	12,372	-	12,372
Exchange adjustment	-	(33,300)	(33,300)
As at June 30, 2011	$4,838,610	$1,175,237	$6,013,847

Accumulated depletion, depreciation, amortization and impairment losses
As at January 1, 2010	$-	$-	$-
Depreciation, depletion and amortization	470,642	83,091	553,733
Impairment	13,661	-	13,661
Exchange adjustments	-	(4,590)	(4,590)
As at December 31, 2010	484,303	78,501	562,804
Depreciation, depletion and amortization	249,278	41,676	290,954
Exchange adjustments	-	(1,454)	(1,454)
Disposals	-	(18,031)	(18,031)
As at June 30, 2011	$733,581	$100,692	$834,273

Net Book Value
As at June 30, 2011	$4,105,029	$1,074,545	$5,179,574
As at December 31, 2010	$3,479,852	$1,003,384	$4,483,236

General and administrative costs of $3.4 million and $5.8 million have been capitalized during the three and six-month periods ended June 30, 2011 (2010 – $2.8 million and $5.0 million respectively). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three and six months ended June 30, 2011 in the amount of $2.0 million and $3.3 million (2010 – $nil), at a weighted average interest of 6.86% and 6.99% respectively (2010 – $nil).

At June 30, 2011 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $6.0 million (December 31, 2010 – $6.8 million); Downstream assets under construction of $209.1 million (December 31, 2010 – $68.8 million); and, BlackGold oil sands assets of $436.6 million (December 31, 2010 – $394.4 million).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Decommissioning Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $1.4 billion at June 30, 2011 (December 31, 2010 – $1.2 billion) which will be incurred between 2011 and 2070. A risk-free discount rate of 3.4% (December 31, 2010 – 3.4%) was used to calculate the present value of the decommissioning liabilities.

A reconciliation of the decommissioning liabilities is provided below:

	Upstream	Downstream	Total
Balance at January 1, 2010	$559,810	$7,676	$567,486
Liability incurred on acquisitions	22,393	-	22,393
Liabilities incurred	9,316	-	9,316
Settled during the period	(20,257)	-	(20,257)
Revisions (change in estimate)	58,989	2,407	61,396
Accretion	22,342	343	22,685
Balance at December 31, 2010	652,593	10,426	663,019
Liabilities incurred on acquisition	38,030	-	38,030
Liabilities incurred	6,248	-	6,248
Settled during the period	(6,249)	-	(6,249)
Revisions (change in estimate)	3,105	63	3,168
Accretion	11,659	184	11,843
Balance at June 30, 2011	$705,386	$10,673	$716,059

9.	Bank Loan

On April 29, 2011, Harvest extended the term of its credit facility by 2 years to April 30, 2015. The minimum rate charged on the credit facility was also amended from 200 bps to 175 bps over bankers’ acceptance rates as long as Harvest’s secured debt to EBITDA ratio remains below or equal to one. The borrowing capacity of the credit facility remains at $500 million and the financial covenants remain unchanged.

At June 30, 2011, Harvest had $174.7 million drawn from the $500 million available under the credit facility (December 31, 2010 - $14 million). For the three and six months ended June 30, 2011, interest charges on bank loans aggregated to $0.9 million and $1.3 million (2010 – $1.1 million and $1.7 million respectively), reflecting an effective interest rate of 2.94% and 2.99% (2010 – 1.95% and 1.51% respectively).

10.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

(b) Number of Common Shares Issued
Outstanding at January 1, 2010	242,268,802
Issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Issued to KNOC at $10.00 per share for BlackGold consideration	37,416,913
Issued to KNOC at $10.00 per share for BlackGold project development	4,700,000
Issued to KNOC at $10.00 per share for BlackGold project development	3,868,600
Issued to KNOC at $10.00 per share for KNOC Global Technology and Research Centre	712,880
Outstanding at December 31, 2010	335,535,047
Issued to KNOC @ $10.00 per share for Hunt acquisition	50,543,602
Outstanding at June 30, 2011	386,078,649

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures and shareholder’s equity.

	June 30, 2011	December 31, 2010
Bank debt (1)	$174,747	$14,000
6 7/8% senior notes (US$500 million) (2)	482,250	497,300
Principal amount of convertible debentures	733,973	733,973
Total debt	1,390,970	1,245,273
Shareholder’s equity	3,522,373	3,016,855
Total capitalization	$4,913,343	$4,262,128

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios: bank debt to twelve month trailing EBITDA and total debt to total debt plus shareholder’s equity. These ratios are also included in the externally imposed capital requirements under the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at June 30, 2011.

	Covenant	June 30, 2011	December 31, 2010
Secured debt (1) to EBITDA	3.0 to 1.0 or less	0.31	0.06
Total debt (2) to EBITDA	3.5 to 1.0 or less	2.21	2.38
Secured debt (1) to Capitalization (3)	50% or less	4%	1%
Total debt (2) to Capitalization (3)	55% or less	32%	33%

(1)	Secured debt consists of letters of credit, bank debt and guarantees.
(2)	Total debt consists of secured debt and convertible debentures and senior notes.
(3)	Capitalization consists of total debt and shareholder’s equity less equity for BlackGold.

12.	Revenue and other income

	Three month ended June 30		Six month ended June 30
	2011	2010	2011	2010
Crude oil and natural gas sale, net of royalty	$279,497	$204,365	$527,724	$434,340
Refinery products sale	479,171	820,200	1,452,681	1,159,705
Effective portion of realized crude oil hedges	(12,602)	-	(15,637)	-
	$746,066	$1,024,565	$1,964,768	$1,594,045

13.	Finance Costs

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Accretion of decommissioning liabilities	$6,047	$5,733	$11,843	$11,456
Interest and other financing charges	22,824	18,290	45,842	37,557
Less: Capitalized interest	(1,987)	-	(3,284)	-
	$26,884	$24,023	$54,401	$49,013

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Foreign Exchange

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Realized (gains) losses on foreign exchange	$25	$5,574	$(165)	$5,193
Unrealized (gains) losses on foreign exchange	(1,489)	(3,383)	(11,107)	3,326
	$(1,464)	$2,191	$(11,272)	$8,519

15.	Supplemental Cash Flow Information

	Six months ended June 30
	2011	2010
Source (use) of cash:
Trade and other receivables	$(4,546)	$(14,634)
Deposits and prepaid expenses(1)	43,835	2,547
Trade and other payables	40,985	(23,855)
Inventory	(32,900)	17,478
Net changes in non-cash working capital	47,374	(18,464)

Changes relating to operating activities	(48,933)	(9,706)
Changes relating to financing activities	-	(2,841)
Changes relating to investing activities	93,496	(4,761)
Add: Other non-cash changes	2,811	(1,156)
	$47,374	$(18,464)

(1)	Includes long-term deposit

16.	Accumulated Other Comprehensive Loss

		Gain (Losses)
	Foreign	on Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net
	Adjustment	Tax	of Tax	Total
Balance at January 1, 2010	$-	$-	$-	$-
Losses on derivatives designated as cash flow hedges, net of tax	-	(5,020)	-	(5,020)
Actuarial loss	-	-	(3,217)	(3,217)
Losses on foreign currency translation	(45,920)	-	-	(45,920)
Balance at December 31, 2010	(45,920)	(5,020)	(3,217)	(54,157)
Reclassification to net income of losses on cash flow hedges, net of tax	-	11,460	-	11,460
Losses on derivatives as designated cash flow hedges, net of tax	-	(872)	-	(872)
Losses on foreign currency translation	(28,941)	-	-	(28,941)
Balance at June 30, 2011	$(74,861)	$5,568	$(3,217)	$(72,510)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and senior notes. The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	June 30, 2011		December 31, 2010
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables
Accounts receivable	$218,477	$218,477	$213,931	$213,931
Held for Trading
Cash and cash equivalents	8,766	8,766	18,906	18,906
Fair value of risk management contracts	10,986	10,986	1,007	1,007
Total Financial Assets	$238,229	$238,229	$233,844	$233,844

Financial Liabilities
Held for Trading
Fair value of risk management contracts	$-	$-	$7,553	$7,553
Measured at Amortized Cost
Accounts payable and accrued liabilities	401,472	401,472	360,487	360,487
Bank loan	171,914	174,747	11,379	14,000
Senior notes(1)	469,247	500,638	482,389	507,246
Convertible debentures	743,701	758,772	745,257	758,108
Total Measured at Amortized Costs	1,786,334	1,835,629	1,599,512	1,639,841
Total Financial Liabilities	$1,786,334	$1,835,629	$1,607,065	$1,647,394

(1)	The face value of the senior notes at June 30, 2011 is $482.3 million or US$500 million (December 31, 2010 - $497.3 million).
(2)	The face value of the convertible debentures at June 30, 2011 is $734.0 million (December 31, 2010 - $734.0 million).

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs include foreign exchange contracts and financial commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at June 30, 2011. The fair value of the bank loan approximates to the carrying value (excluding deferred financing charges) as the bank loan bears floating market rates. The carrying value of the bank loan includes $2.8 million of deferred financing charges at June 30, 2011 (December 31, 2010 - $2.6 million). Due to the short term maturities of accounts receivable and accounts payable and accrued liabilities, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Harvest’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. Cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. During the three and six months ended June 30, 2011 and 2010, there were no transfers among Levels 1, 2 and 3.

(b) Risk Management Contracts

Harvest uses electricity price swap contracts to manage some of its price risk exposures. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases.

The Company enters into crude oil swap contracts to reduce the volatility of cash flows from some of its forecast sales. The swaps are designated as cash flow hedges and are entered into for periods consistent with the forecast petroleum sales. The effective portion of the unrealized gain for the three months and unrealized loss for the six months ended June 30, 2011 of $41.8 million (2010 – $nil) and $0.9 million (2010 – $nil) respectively (net of tax of $15.2 million and $0.3 million recovery, respectively) was included in other comprehensive income. The ineffective portion of the unrealized gains for the three and six months ended June 30, 2011 recognized in net income were $0.4 million and $0.1 million respectively. The amount removed from accumulated other comprehensive income during the period and included in petroleum, natural gas, and refined product sales was $9.2 million (2010 – $nil) and $11.5 million (2010 – $nil) (net of tax of $3.3 million and $4.2 million) for the three and six months ended June 30, 2011 respectively. The Company expects that the $5.6 million of gains reported in accumulated other comprehensive income will be released to net income within the next eighteen months. The ineffective portion of the realized cash flow hedges recognized in net income for the three and six months ended June 30, 2011 was $0.3 million (2010 – $nil) and $0.4 million (2010 – $nil) of losses respectively.

The following is a summary of Harvest’s realized and unrealized gain (losses) on risk management contracts:

	Three months ended June 30
	2011				2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses risk management contracts	$(333)	$349	$-	$16	$(1,200)	$-	$-	$(1,200)
Unrealized (gains) losses on risk management contracts	595	(412)	$(29)	154	(2,200)	-	-	(2,200)
Risk management contracts (gains) losses	$262	$(63)	$(29)	$170	$(3,400)	$-	$-	$(3,400)

	Six months ended June 30
	2011				2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses risk management contracts	$(2,616)	$408	$-	$(2,208)	$(204)		$17	$(187)
Unrealized (gains) losses on risk management contracts	(2,959)	(126)	-	(3,085)	(2,309)	-	-	(2,309)
Risk management contracts (gains) losses	$(5,575)	$282	$-	$(5,293)	$(2,513)	$-	$17	$(2,496)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s risk management contracts outstanding at June 30, 2011:

Contracts not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	Electricity price swap contracts	Jan - Dec 2011	Cdn $46.87	$3,966

Contracts Designated as Hedges
Contract quantity	Type of Contract	Term	Contract Price	Fair value
8,200 bbls/day	Crude oil price swap contract	Jan - Dec 2011	US $91.23/bbl	$(8,241)
5,000 bbls/day	Crude oil price swap contract	Feb - Dec 2011	US $95.82/bbl	(952)
3,200 bbls/day	Crude oil price swap contract	Mar - Dec 2011	US $95.87/bbl	(581)
4,200 bbls/day	Crude oil price swap contract	Jan - Dec 2012	US $111.37/bbl	16,794
20,600 bbls/day				$7,020

18.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Three Months Ended June 30
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$479,171	$820,200	$323,456	$245,565	$802,627	$1,065,765
Royalty expense	-	-	(56,561)	(41,200)	(56,561)	(41,200)
Revenues	479,171	820,200	266,895	204,365	746,066	1,024,565

Purchased products for resale and processing	441,037	732,643	-	-	441,037	732,643
Operating	45,859	56,122	82,315	68,328	128,174	124,450
Transportation and marketing	1,239	2,364	11,126	2,068	12,365	4,432
General and administrative	441	441	14,817	11,726	15,258	12,167
Depletion, depreciation and amortization	22,276	20,179	127,934	117,806	150,210	137,985
Exploration	-	-	4,243	2,502	4,243	2,502
Gain on dispositions of PP&E	-	-	(440)	(756)	(440)	(756)
Segment income (loss)	(31,681)	8,451	26,900	2,691	(4,781)	11,142

Finance costs	-				26,884	24,023
Risk management contracts (gains) losses	-				170	(3,400)
Foreign exchange (gains) losses	-				(1,464)	2,191
Income (loss) before income tax					(30,371)	(11,672)

Future income tax expense (reduction)					(10,842)	11,124
Net income (loss)					$(19,529)	$(22,796)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditures
Business acquisition	$-	$-	$(936)	$-	$(936)	$-
Additions to property, plant and equipment	108,741	8,459	119,243	41,713	227,984	50,172
Additions to exploration and evaluation assets	-	-	6,258	10,582	6,258	10,582
Property acquisitions (dispositions), net	-	-	1,347	(966)	1,347	(966)
Total expenditures	$108,741	$8,459	$125,912	$51,329	$234,653	$59,788

(1)

Of the total Downstream revenue, two customers represent sales of $223.0 million and $28.8 million for the three months ended June 30, 2011 (2010 - $655.4 million and $0.1 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	Six Months Ended June 30
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$1,452,681	$1,159,705	$604,506	$517,296	$2,057,187	$1,677,001
Royalty expense	-	-	(92,419)	(82,956)	(92,419)	(82,956)
Revenue	1,452,681	1,159,705	512,087	434,340	1,964,768	1,594,045

Purchased products for resale and processing	1,302,829	1,064,039	-	-	1,302,829	1,064,039

Operating	99,798	100,207	165,910	132,581	265,708	232,788

Transportation and marketing	2,933	3,315	14,129	4,275	17,062	7,590

General and administrative	882	882	28,339	24,143	29,221	25,025
Depletion, depreciation and amortization	41,676	40,624	249,278	234,140	290,954	274,764
Exploration	-	-	10,454	2,528	10,454	2,528
Gain on dispositions of PP&E	-	-	(680)	(1,019)	(680)	(1,019)
Segment income (loss)	4,463	(49,362)	44,657	37,692	49,220	(11,670)

Finance costs					54,401	49,013
Risk management contracts (gains) losses					(5,293)	(2,496)
Foreign exchange (gains) losses					(11,272)	8,519
Income (loss) before income tax					11,384	(66,706)

Future income tax expense (reduction)					(7,051)	(23,958)
Net income (loss)					$18,435	$(42,748)

Capital Expenditures
Business acquisition	$-	$-	$512,523	$-	$512,523	$-
Additions to property, plant and equipment	144,620	17,142	321,580	145,019	466,200	162,161
Additions to exploration and evaluation assets	-	-	41,570	20,802	41,570	20,802
Property acquisitions (dispositions), net	-	-	3,385	29,972	3,385	29,972
Total expenditures	$144,620	$17,142	$879,058	$195,793	$1,023,678	$212,935

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1)

Of the total Downstream revenue, two customers represent sales of $856.0 million and $130.4 million for the six months ended June 30, 2011 (2010 - $826.8 million and $41.6 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	June 30, 2011			December 31, 2010
	Downstream	Upstream	Total	Downstream	Upstream	Total
Total Assets	$1,307,520	$4,814,027	$6,121,547	$1,211,367	$4,177,373	$5,388,740
Property, plant and equipment	$1,074,545	$4,105,029	$5,179,574	$1,003,384	$3,479,852	$4,483,236
Evaluation and exploration	$-	$102,480	$102,480	$-	$59,554	$59,554
Goodwill	$-	$404,943	$404,943	$-	$404,943	$404,943

19.	Commitments and Contingencies

The following is a summary of Harvest’s contractual obligations and commitments as at June 30, 2011:

			Maturity
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt Repayments(1)	$-	$497,394	$410,579	$482,250	$1,390,223
Debt interest payments(1)	90,061	149,377	69,493	58,021	366,952
Purchase Commitments(2)	224,539	67,386	-	-	291,925
Operating Leases	8,180	14,325	4,867	282	27,654
Transportation Agreements(3)	9,557	13,240	4,530	2,090	29,417
Feedstock & other purchase commitments(4)	431,337	-	-	-	431,337
Employee benefits(5)	5,483	9,272	7,917	2,013	24,685
Decommissioning liabilities(6)	21,338	34,227	40,446	1,294,935	1,390,946
Total	$790,495	$785,221	$537,832	$1,839,591	$3,953,139

(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitment.
(4)	Includes commitments to purchase refinery crude stock and refined products for resale.
(5)	Relates to the expected contributions to employee benefit plans.
(6)	Represents the undiscounted obligation by period.

20.	First Time Adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” establishes the transitional requirements for the preparation of financial statements upon first time adoption of IFRS. IFRS 1 generally requires an entity to comply with IFRS effective at the reporting date and to apply these retrospectively to the opening balance sheet, the comparative period and the reporting period. The standard allows certain optional exceptions from full retrospective application and other elections on transition, which the Company has applied as follows:

Business Combinations Exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date (“Transition Date”).

Deemed Cost Election for Oil and Gas Assets

Under Canadian GAAP, the Company accounted for its oil and gas properties in one cost centre using full cost accounting. The Company elected to apply the exemption in IFRS 1 available to full cost oil and gas entities to its Upstream PP&E and measure its oil and gas properties at the Transition Date on the following basis:

  E&E assets at the amount determined under Canadian GAAP; and

  the remainder allocated to the underlying PP&E assets on a pro rata basis using proved and probable reserve values discounted at 10 percent at the Transition Date.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Fair Value as Deemed Cost Exemption

The Company elected to use the fair value as deemed cost exemption on its Downstream PP&E at the Transition Date.

Lease Exemption

The Company has elected to carry forward assessments made under Canadian GAAP for arrangements containing leases. The assessment of arrangements containing leases results in the same outcome under IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

Decommissioning Liabilities

Harvest has applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the Transition Date have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The Company recognized directly in retained earnings any difference between the remeasured amount and the carrying amount of those liabilities at the Transition Date.

For the Downstream decommissioning liabilities, Harvest applied the exemption from full retrospective application of IAS 37 under IFRS 1. As such, the Company measured the decommissioning liabilities at the Transition Date, and recognized the corresponding charge in retained earnings.

Reconciliations of Canadian GAAP to IFRS

This is the first year that the Company has presented financial statements under IFRS; as such, the following reconciliations between Canadian GAAP and IFRS are included to provide an understanding of the material adjustments to the financial statements. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholder’s equity, net income, and comprehensive income.

Reconciliation of Shareholder’s Equity
	Note	June 30, 2010

Shareholder’s equity under Canadian GAAP		$2,887,287
Decommissioning liabilities	a	(271,099)
Exploration and evaluation expenses	b
Impairment of exploration and evaluation expenses		(2,243)
Pre-licensing costs		(286)
Depletion, depreciation and amortization	c	(25,052)
Dispositions	d	1,019
Future income taxes	e	72,774
Cumulative translation adjustments	f	(100)
Shareholders’ equity under IFRS		$2,662,300

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Net Income
	Note	For the three months		For the six months
		ended June 30, 2010		ended June 30, 2010
Net loss under Canadian GAAP		$(1,911	)(1)	$(21,036)
Decommissioning liabilities	a	527		1,060
Exploration and evaluation expenses	b
Unsuccessful exploration and evaluation costs		(2,243)		(2,243)
Pre-licensing costs		(259)		(286)
Depletion, depreciation and amortization	c	(13,685)		(25,053)
Dispositions	d	756		1,019
Future income taxes	e	(6,338)		3,691
Foreign currency translation	f	357		100
Total differences		(20,885)		(21,712)
Net loss under IFRS		$(22,796)		$(42,748)

(1)	This amount has been adjusted from the previously reported amount to reflect the effect of the KNOC acquisition and the subsequent internal reorganization.

Reconciliation of Other Comprehensive Income
		For the three months	For the six months
	Note	ended June 30, 2010	ended June 30, 2010
Other comprehensive income under
Canadian GAAP		$46,903	$19,957
Cumulative translation adjustments	f	(357)	(100)
Other comprehensive income under IFRS		46,546	19,856
Net loss under IFRS		(22,796)	(42,748)
Comprehensive income (loss) under IFRS		$23,750	$(22,892)

Reconciliation of Cash from Operating, Investing and Financing Activities
		For the three	For the six
		months ended	months ended
	Note	June 30, 2010	June 30, 2010
Cash flows from operating activities as reported under
Canadian GAAP		$122,335	$200,469
Exploration and evaluation expenses	b	(259)	(286)
Cash flows from operating activities as reported under IFRS		$122,076	$200,183

Cash flows used in investing activities as reported under
Canadian GAAP		$(112,657)	$(218,527)
Exploration and evaluation expenses	b	259	286
Cash flows used in investing activities as reported under IFRS		$(112,398)	$(218,241)

There was no difference between Canadian GAAP and IFRS related to cash flows from financing activities.

(a) Decommissioning liabilities

The Company elected to apply the IFRS 1 exemption relating to decommissioning liabilities and remeasured decommissioning liabilities as at January 1, 2010 using the relevant risk-free rate. The exemption resulted in an increase of $272.3 million in decommissioning liabilities and a corresponding increase to deficit. This increase is mainly attributable to the change from using the credit-adjusted risk-free rate to the risk-free rate of 4% for determining the Upstream decommissioning liabilities, resulting in an adjustment of $264.6 million. The recognition standards are different between Canadian GAAP and IFRS, which resulted in the recognition of the Downstream decommissioning liabilities of $7.7 million under IFRS on January 1, 2010.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under IFRS, the discount rate is adjusted each reporting period to reflect the current market risk-free rate. As at June 30, 2010, PP&E and the decommissioning liabilities were $32.2 million higher under IFRS.

As the opening decommissioning liabilities and the discount rates are different under IFRS, the accretion expense decreased by $0.6 million and $1.1 million for the three and six months ended June 30, 2010 respectively. There was minimal impact to the accretion due to the reduction of decommissioning liabilities resulted from the dispositions discussed under item (d).

(b) Exploration and evaluation expenses

Unsuccessful exploration and evaluation costs

Under IFRS, Harvest capitalized costs relating to exploration and evaluation activities until a project is determined to be successful or otherwise. If a project is deemed to be technically feasible and commercially viable, the costs are tested for impairment and then transferred to property, plant and equipment. If a project is deemed to be unsuccessful, the associated costs are charged to the income statement in the period as unsuccessful exploration and acquisition costs. During the three and six months ended June 30, 2010, the Company recognized $2.2 million of losses on certain unsuccessful E&E projects.

Pre-licensing cost

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed while under Canadian GAAP these costs were capitalized in the PP&E under one full-cost centre. For the three and six months ended June 30, 2010, $0.3 million of pre-licensing costs were expensed under IFRS. The accounting policy difference has resulted in a decrease in cash from operating activities and an increase in cash from investing activities by the same amounts for the three and six months ended June 30, 2010.

(c) Depletion, depreciation and amortization

Under IFRS, Harvest aggregates its PP&E into major components for depletion, depreciation and amortization. For the Upstream PP&E, costs accumulated within each component are depleted using the unit-of-production method based on estimated proved developed reserves, whereas under Canadian GAAP, estimated proved reserves were used. The carrying value of the PP&E under IFRS differed from that under Canadian GAAP as a result of changes in the accounting of decommissioning liabilities and dispositions of PP&E as discussed in items (a) and (d).

Among these changes, the componentization of PP&E and the use of proved developed reserves for depletion primarily attributed to the recognition of additional $13.7 million and $25.1 million of depletion, depreciation and amortization expense for the three and six months ended June 30, 2010 respectively.

(d) Dispositions

Under Canadian GAAP, proceeds on the dispositions of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, Harvest recognized a gain on PP&E disposal of $0.7 million and $1.0 million for the three and six months ended June 30, 2010 respectively under IFRS.

(e) Future income taxes (FIT)

IAS 12 requires recognizing of the FIT that arises on the difference between historical and current exchange rates on the translation of non-monetary assets, whereas Canadian GAAP did not. This difference, however, does not impact the FIT balance on January 1, 2010 as the cumulative translation adjustments balance was $nil as a result of the KNOC acquisition. For the three and six months ended June 30, 2010 the FIT expense increased by $10.2 million and by $2.8 million respectively.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the increase in the net book value of the decommissioning liabilities on January 1, 2010, deferred taxes have been adjusted. This resulted in a corresponding increase in retained earnings of $69.1 million on January 1, 2010.

Future income tax expense decreased by $3.8 million and $6.5 million for the three and six months ended June 30, 2010, resulting from the increase in decommissioning liabilities and PP&E.

(f) Foreign currency translation

Harvest’s Downstream functional currency is U.S. dollars. As a result of the addition of the Downstream decommissioning liabilities in accordance with IAS 37, a currency exchange loss resulted from the revaluation of the liabilities at the end of each reporting period. For the three and six months ended June 30, 2010 the amount of foreign exchange gain recognized was $0.4 million and $0.1 million respectively which increased net loss and decreased other comprehensive income.

Reclassifications

E&E and PP&E

Under Canadian GAAP, the Company had accounted for such costs under the full-cost method where these costs were included in PP&E. IFRS requires E&E costs to be segregated from PP&E.

At June 30, 2010 and December 31, 2010, $20.8 million and $47.0 million, respectively, were reclassified. Note 6 discloses a reconciliation of E&E assets from the Transition Date to June 30, 2011.

Accretion of decommissioning liabilities

Accretion expense under Canadian GAAP has been re-classified from depreciation, depletion, amortization and accretion expense to finance costs under IFRS. The amount that was reclassified was $5.7 million and $11.5 million for the three and six months ended June 30, 2010.

Downstream loyalty program

Under Canadian GAAP, the Company had accounted for loyalty program costs by recording an expense. Under IFRS, the fair value of the consideration received or receivable in respect of the initial sale should be allocated between the award credits. As such, the Company has allocated the fair value of the consideration received from the sales to the award credits. This resulted in reclassifying $0.3 million and $0.6 million of petroleum, natural gas, and refined product sales to Downstream operating expenses for the three and six months ended June 30, 2010 respectively.